                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. __)*

                             Horizon Offshore, Inc.
                             ----------------------
                                (Name of Issuer)

                     Common Stock, $1.00 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    44043J105
                                 --------------
                                 (CUSIP Number)

                                  April 1, 2005
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

       Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

                                   Page 1 of 4

                    ----------------------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13G

-------------------                                           -----------------
CUSIP No. 44043J105                                           Page 2 of 4 Pages
-------------------                                           -----------------

-------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Lloyd I. Miller, III              ###-##-####
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ ]
                                                                   (b)   [ ]
-------------------------------------------------------------------------------
   3     SEC USE ONLY

-------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------------------------------------------------------------------------------
                   5    SOLE VOTING POWER

  NUMBER OF             10,748,813
   SHARES          ------------------------------------------------------------
BENEFICIALLY       6    SHARED VOTING POWER
  OWNED BY
    EACH                1,998,148
  REPORTING        ------------------------------------------------------------
   PERSON          7    SOLE DISPOSITIVE POWER
    WITH
                        10,649,127
                   ------------------------------------------------------------
                   8    SHARED DISPOSITIVE POWER

                        2,097,834
-------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         12,746,961
-------------------------------------------------------------------------------
   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*                                                   [ ]

-------------------------------------------------------------------------------
   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         13.8%
-------------------------------------------------------------------------------
   12    TYPE OF REPORTING PERSON
         ----------------------------------------------------------------------
         IN-IA-OO**
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** See Item 4.

Item 1(a).     Name of Issuer:                            Horizon Offshore, Inc.

Item 1(b).     Address of Issuers's Principal             2500 CityWest Boulevard, Suite 2200
               Executive Offices:                         Houston, Texas 77042

Item 2(a).     Name of Person Filing:                     Lloyd I. Miller, III

Item 2(b).     Address of Principal Business Office       4550 Gordon Drive, Naples, Florida
               or, if None, Residence:                    34102

Item 2(c).     Citizenship:                               U.S.A.

Item 2(d).     Title of Class of Securities:              Common Stock

Item 2(e).     CUSIP Number:  44043J105

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

               Not Applicable, this statement is filed pursuant to 13d-1(c)

Item 4. OWNERSHIP: The reporting person has sole voting power with respect to 10,748,813 of the reported securities as (i) an individual, (ii) a manager of a limited liability company that is the general partner of certain limited partnerships, (iii) the trustee to a grantor retained annuity trust, (iv) the trustee to certain generation skipping trusts and (v) the custodian to an account set up under the Florida Uniform Gift to Minors Act. The reporting person has shared voting power with respect to 1,998,148 shares of the reported securities as an investment advisor to the trustee of a certain family trust. The reporting person has sole dispositive power with respect to 10,649,127 of the reported securities as (i) an individual, (ii) a manager of a limited liability company that is the general partner of certain limited partnerships, (iii) the trustee to certain generation skipping trusts and (iv) the custodian to an account set up under the Florida Uniform Gift to Minors Act. The reporting person has shared dispositive power with respect to 2,097,834 of the reported securities as (i) an investment advisor to the trustee of a certain family trust and (ii) the trustee to a grantor retained annuity trust.

               (a)  12,746,961

               (b)  13.8%

               (c)  (i)   sole voting power: 10,748,813

                    (ii)  shared voting power:  1,998,148

                    (iii) sole dispositive power:  10,649,127

                    (iv)  shared dispositive power:   2,097,834

Item 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

               Not Applicable

Item 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

               Persons other than Lloyd I. Miller III, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
               COMPANY:

               Not Applicable

Item 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

               Not Applicable

Item 9.        NOTICE OF DISSOLUTION OF GROUP:

               Not Applicable

Item 10.       CERTIFICATION:

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 11, 2005                            /s/ Lloyd I. Miller, III
                                                 ------------------------------
                                                     Lloyd I. Miller, III